SECI 15026451 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-16247 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING *07/01/13* (MM/DD/YY) AND ENDING *06/30/14* (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

***Insight Securities, Inc.***

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

***2610 Lake Cook Road***

(No. and Street)

| ***Riverwoods*** | ***Illinois*** | ***60015*** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**CARLOS LEGASPY** **(224)-632-4700**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Grant Thornton LLP**

(Name – *of individual, state last, first, middle name*)

| **175 West Jackson Boulevard** | **Chicago** | **IL** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 21 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 4/27/15

## OATH OR AFFIRMATION

I, **CARLOS LEGASPY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **INSIGHT SECURITIES, INC**, as of **JUNE 30, 2014**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

"OFFICIAL SEAL"
MARTHA ROMANO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 05/16/2018

Signature

CEO
Title

8-26-14 Martha Romano
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Stockholder's Equity.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

# Report Pursuant to U.S. Securities and Exchange Commission Rule 17a-5 and Report of Independent Registered Public Accounting Firm

**Insight Securities, Inc.**

June 30, 2014

# Contents

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Insight Securities, Inc.

We have audited the accompanying statement of financial condition of Insight Securities, Inc. (a Delaware corporation) (the Company) as of June 30, 2014, and the related statements of operations, changes in stockholder's equity, , and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insight Securities, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing

Grant Thornton

procedures to test the completeness and accuracy of the information presented on pages 14 and 15. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Chicago, Illinois
August 22, 2014

**Insight Securities, Inc.**
**STATEMENT OF FINANCIAL CONDITION**
**June 30, 2014**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 860,054 |
| Due from clearing broker | 163,598 |
| Other assets | 97,159 |
| **TOTAL ASSETS** | $1,120,811 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 776,716 |
| Stockholder's equity | |
| Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued, 21,000 outstanding | 33,000 |
| Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued, 28,466 outstanding | 102,597 |
| Paid-in capital | 465,500 |
| Retained earnings | 41,358 |
| Treasury stock, at cost | |
| Class A stock, 12,000 shares | (36,000) |
| Class B stock, 74,131 shares | (262,360) |
| Total stockholder's equity | 344,095 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $1,120,811 |

The accompanying notes are an integral part of this statement.

**Insight Securities, Inc.**
**STATEMENT OF OPERATIONS**
**Year ended June 30, 2014**

| | |
|---|---|
| Revenue | |
| Commissions | |
| Agency and principal commissions | $5,059,450 |
| Option commissions | 569,546 |
| Mutual funds | 1,262,381 |
| Insurance | 543,595 |
| Interest and dividends | 118,866 |
| Investment advisory fees | 1,704,883 |
| Total revenue | 9,258,721 |
| Operating expenses | |
| Broker and employee compensation | 7,189,106 |
| Brokerage clearing | 601,199 |
| Occupancy and other office expenses | 727,727 |
| Communications | 169,938 |
| Taxes, other than income taxes | 121,803 |
| Other | 787,004 |
| Total operating expenses | 9,596,777 |
| Loss before income taxes | (338,056) |
| Provision for income taxes | 3,202 |
| **NET LOSS** | $ (341,258) |

The accompanying notes are an integral part of this statement.

**Insight Securities, Inc.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**Year ended June 30, 2014**

| | Common stock | | | | | |
|---|---|---|---|---|---|---|
| | Class A voting | Class B non-voting | Paid-in capital | Retained earnings | Treasury stock | Total stockholder's equity |
| Balance at July 1, 2013 | $33,000 | $102,597 | $365,500 | $ 382,616 | $(298,360) | $ 585,353 |
| Capital contributions | - | - | 100,000 | - | - | 100,000 |
| Net loss | - | - | - | (341,258) | - | (341,258) |
| Balance at June 30, 2014 | $33,000 | $102,597 | $465,500 | $ 41,358 | $(298,360) | $ 344,095 |

The accompanying notes are an integral part of this statement.

**Insight Securities, Inc.**
**STATEMENT OF CASH FLOWS**
**Year ended June 30, 2014**

| | |
|---|---|
| Cash flows from operating activities | |
| Net loss | $(341,258) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Changes in operating assets and liabilities | |
| Due from clearing broker | 33,255 |
| Other assets | (17,317) |
| Accounts payable and accrued expenses | 116,442 |
| Total adjustments to reconcile net loss to net cash used in operating activities | 132,380 |
| Net cash used in operating activities | (208,878) |
| Cash flows from financing activities | |
| Capital contributions | 100,000 |
| Net cash provided by financing activities | 100,000 |
| Net decrease in cash and cash equivalents | (108,878) |
| Cash and cash equivalents at beginning of year | 968,932 |
| Cash and cash equivalents at end of year | $ 860,054 |
| Supplemental cash flow information | |
| Cash paid for income taxes | $ 3,202 |

The accompanying notes are an integral part of this statement.

## NOTE A - NATURE OF BUSINESS

Insight Securities, Inc. (the Company), a wholly owned subsidiary of Intelligenics, Inc. (the Parent Company), acts as an introducing broker/dealer in the purchase and sale of securities and options, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.

The Company has agreements with clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of U.S. Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has 19 branches located in Alabama, California, Colorado, Florida, Illinois, Iowa, Massachusetts, New York, Pennsylvania and Texas, and has customers, primarily individuals, in numerous states in which the Company is registered.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***

The accompanying financial statements are maintained in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

***Revenue Recognition***

All customer security transactions are cleared on a fully disclosed basis with clearing brokers. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on quarterly period-end balances. Insurance commissions are recognized after review of the insurance policy to ensure that the policy's outlined terms were agreed upon with the agent and policy holder. Unrealized gains or losses are recognized as the differences between cost and fair value of securities positions.

***Investments***

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Securities are financial instruments and are recorded at fair value.

***Estimates***

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of

contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents***

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original or remaining maturity of three months or less from the acquisition date. At times, the Company maintains cash balances at financial institutions in excess of federally insured limits. The Company monitors this credit risk and has not experienced any losses related to this risk.

## NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2014, the net capital ratio was 3.15 to 1 and the net capital was $246,736, which was $146,736 in excess of its required net capital of $100,000. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

## NOTE D - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at June 30, 2014:

| | |
|---|---|
| Accrued commissions | $543,250 |
| Due to clearing broker | 50,995 |
| Due for seminar | 12,000 |
| Other | 170,471 |
| Total | $776,716 |

## NOTE E - INCOME TAXES

The Company is included in the consolidated income tax returns filed by the Parent Company. For financial reporting purposes, the provisions for federal and state income taxes are calculated on a separate-company basis.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At June 30, 2014, the Company had no deferred tax assets or liabilities.

The differences between the income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense at June 30, 2014, were not significant.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to the 2011, 2012 and 2013 tax positions, all open tax years. As of June 30, 2014, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at June 30, 2014. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

## NOTE F - RELATED-PARTY TRANSACTIONS

The Company leases equipment on a month-to-month basis from an affiliate related through common ownership. Rent expense under this arrangement for the year ended June 30, 2014, was $61,650, and is included within other operating expenses.

In addition, the Company began leasing building space in November 2006 from the Parent Company on a month-to-month basis. Rent expense under this arrangement for the year ended June 30, 2014, was $140,426, and is included within occupancy and other office expenses on the accompanying statement of operations.

## NOTE G - COMMITMENTS, CONTINGENCIES AND GUARANTEES

*Clearing Agreement*

In conjunction with its agreement with the clearing brokers, the Company has agreed to (1) indemnify and hold the clearing brokers harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the brokers of cash and/or securities of not less than $150,000 and $200,000, respectively. Accordingly, the Company is subject to credit risk if the clearing brokers are unable to repay the balance on their accounts.

***Financial Instruments with Off-balance Sheet Risk***

This agreement provides the clearing brokers with a lien on all cash and cash equivalents, securities and receivables held by the clearing brokers. These liens secure the liabilities and obligations of the Company to the clearing brokers.

At June 30, 2014, the Company had cash of $219,825 on deposit with one of the clearing brokers, and $200,104 of cash with a second clearing broker. These balances are included within cash and cash on the accompanying statement of financial condition.

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing brokers act as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as

a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in fair values of uncovered positions. There were no such transactions outstanding at June 30, 2014.

***Litigation and Arbitration***

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of any pending litigation in the aggregate will have an additional material adverse effect on the Company's financial statements.

## NOTE H - SUBSEQUENT EVENTS

Company management has determined that no additional material events or transactions occurred subsequent to June 30, 2014, and through August XX, 2013, the date Company's financial statements were available for issuance, which would require adjustments to and/or additional disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

**Insight Securities, Inc.**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**OF THE U.S. SECURITIES AND EXCHANGE COMMISSION**
**June 30, 2014**

| | |
|---|---|
| Stockholder's equity | $344,095 |
| Non-allowable assets | |
| Other assets | 97,159 |
| Petty cash fund | 200 |
| Total non-allowable assets | 97,359 |
| Net capital | $246,736 |
| Capital requirements | |
| Minimum net capital | 100,000 |
| Net capital in excess of requirement | 146,736 |
| Net capital, as above | $246,736 |
| Ratio of aggregate indebtedness to net capital | 3.15 |
| Aggregate indebtedness | |
| Accounts payable, accrued expenses and other liabilities | $776,716 |

**Statement pursuant to Rule 17A-5(d)(4)**

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the year ended June 30, 2014.

**Insight Securities, Inc.**
**STATEMENT REGARDING RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION**
**June 30, 2014**

---

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.